SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

EXACTUS INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

30066P201
 (CUSIP Number of Class of Securities)

Vladislav Yampolsky
 Ceed2Med, LLC
 121 Commerce Road
 Boynton Beach, FL 33486
 Telephone: (833) 478-7223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Nick Davitian, Esq.
95 NW 4th Avenue
Delray Beach, FL 33483
Boynton Beach, FL 33486

December 11, 2019
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30066P201	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Ceed2Med, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,435,691
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,435,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,435,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.83%(1)
14	TYPE OF REPORTING PERSON OO

(1)
All percentages of Common Stock (as defined below) outstanding contained herein are based on 40,648,558 shares of Common Stock outstanding as of November 12, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 14, 2019. This excludes 10,000 shares of the Issuer’s Series E Preferred Stock Common Stock held by the Reporting Persons. The Series E Preferred is convertible into shares of Common Stock only if the closing price of Common Stock in its principal trading market exceeds $2.00 per share for 5 consecutive trading days. Upon such occasion, Series E Preferred Stock are convertible at $1.60 per share of Common Stock, at the discretion of Series E Preferred Stockholder, at a rate of 1 share of the Series E Preferred Stock into 625 shares of the Issuer’s Common Stock, subject to a 4.99% beneficial ownership blocker.

SCHEDULE 13D

CUSIP No. 30066P201	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Vladislav Yampolsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000(3)
	8	SHARED VOTING POWER 6,435,691 (1)
	9	SOLE DISPOSITIVE POWER 1,000,000(3)
	10	SHARED DISPOSITIVE POWER 6,435,691 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,435,691 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.29%(2)
14	TYPE OF REPORTING PERSON IN

(1)
Solely in his capacity as the controlling person of Ceed2Med LLC. The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock. Mr. Yampolsky is also a director of the Issuer.

(2)
All percentages of Common Stock (as defined below) outstanding contained herein are based on 40,648,558 shares of Common Stock outstanding as of November 12, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 14, 2019. This excludes 10,000 shares of the Issuer’s Series E Preferred Stock Common Stock held by the Reporting Persons. The Series E Preferred is convertible into shares of Common Stock only if the closing price of Common Stock in its principal trading market exceeds $2.00 per share for 5 consecutive trading days. Upon such occasion, Series E Preferred Stock are convertible at $1.60 per share of Common Stock, at the discretion of Series E Preferred Stockholder, at a rate of 1 share of the Series E Preferred Stock into 625 shares of the Issuer’s Common Stock, subject to a 4.99% beneficial ownership blocker.

(3)
Represents certain restricted shares directly beneficially owned by Mr. Yampolsky, which vests equally over 48 months commencing October 1, 2019.

Amendment No. 2 to Schedule 13D

Item 1.
Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2019 (the “Original Schedule 13D”) and, as amended and supplemented by by that certain Amendment No.1 on Schedule 13D filed on June 6, 2019 the “Amendment No. 1”), relating to the common stock, par value $0.0001 per share (“Common Stock”), of Exactus, Inc. (the “Issuer”). Except as specifically amended by this Amendment No. 2, items in the Original Schedule 13D are unchanged. Capitalized terms used herein that are not defined have the meanings ascribed to them in the Original Schedule 13D. The Issuer’s principal executive office is located at 80 NE 4th Ave, Delray Beach, FL 33483.

Item 2.
Identity and Background

(a) This Amendment No. 2 is filed by Ceed2Med, LLC, a Florida limited liability company (“C2M”), and Mr. Yampolsky is the controlling person of C2M and a director of the Issuer.

(b) The business address of each Reporting Person is 95 NW 4th Ave., Delray Beach, FL 33483

(c) The principal business of the Reporting Persons concerns hemp supply, storage, distribution and marketing services, as well as certain advisory services for hemp agriculture and hemp-based consumer products to the Issuer.

(d) - (e) During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Yampolsky is a citizen of the United States, C2M is a Florida limited liability company.

Item 3.
Source and Amount of Funds or Other Consideration

On January 8, 2019, C2M, a Reporting Person entered into a Master Product Development and Supply Agreement (the “Development Agreement”) with the Issuer. Pursuant to the Development Agreement, the C2M allotted the Issuer a minimum of 50 and up to 300 kilograms per month, and up to 2,500 kilograms annually, of active phyto-cannabinoid (CBD) rich ingredients for resale. C2M was issued 67,085,523 shares of our common stock, or approximately fifty-one (51%) percent of the Issuer’s issued and outstanding shares of common stock on a fully-diluted basis, on January 8, 2019 upon effectiveness of the Development Agreement. As a result, C2M is the Issuer’s largest shareholder. Effective January 11, 2019, the Issuer implemented a reverse stock split on the basis of 1 share for every 8 shares held, and has since disposed of 750,000 shares of Common Stock on June 6, 2010 as consideration for repayment of a C2M debt.

Item 4.
Purpose of Transaction

The purpose of the transaction is to report the distribution of 1,200,00 shares of Common Stock by C2M to one of its non-managing members in connection with its internal operational purposes. All amounts herein give effect to the Company’s 1:8 reverse stock split effective January 11, 2019. The Series E Preferred includes “beneficial ownership blocker” provisions under which the Reporting Person is, among other things, prohibited from converting into more than 4.99% of the Common Stock of the Company. As of the date hereof, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.
Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Common Stock outstanding contained herein are based on 40,648,558 shares of Common Stock outstanding as of November 12, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 14, 2019. In the aggregate, the Reporting Persons beneficially own, as of the date hereof, the following:

(i)
C2M has shared voting and dispositive power over 6,435,691 shares of Common Stock, representing 15.83% of the outstanding shares;

(ii)
Mr. Yampolsky beneficially owns 7,435,691 shares of Common Stock, representing 18.29% of the of the outstanding shares, of which he has shared voting and dispositive power over 6,435,691 shares of Common Stock, representing 15.83% of the outstanding shares, and sole voting and dispositive power over 1,000,000 shares of Common Stock.

Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock reported in this Schedule 13D, except to the extent of such Reporting Person’s pecuniary interest therein or to the extent such Reporting Person actually exercises voting or dispositive power with respect to the extent of the pecuniary interest of such persons in such securities.

ITEM 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

On January 8, 2019 the Issuer and C2M entered into a Master Product Development and Supply Agreement (the “Development Agreement”). Under the Development Agreement, among other things, the Issuer was allotted by C2M a minimum of 50 and up to 300 kilograms per month, and up to 2,500 kilograms annually, of active phyto-cannabinoid (CBD) rich ingredients for resale. In addition, C2M is to manufacture tinctures, edibles, capsules, topical solutions and animal health products manufactured for the Issuer. In connection with the Development Agreement, C2M was issued 67,085,523 shares of the Issuer’s common stock, or approximately fifty-one (51%) percent of its issued and outstanding shares of common stock on a fully-diluted basis, on January 8, 2019 upon effectiveness of the Development Agreement. As a result, C2M is the Issuer’s largest shareholder.

On July 31, 2019, the Issuer and C2M finalized and entered into a Management and Services Agreement (the “MSA”) in order to provide the Issuer with project management and various other benefits associated with the farming rights, operations and opportunities with C2M, including assignment by C2M of C2M’s agreements and rights to acquire approximately 200 acres of hemp farming. Under the terms of the MSA, C2M agreed to provide further access to the opportunities and know-how of C2M, consented to the appointment of Emiliano Aloi, a seasoned hemp veteran previously an advisor and currently the Issuer’s President, and to provide the Issuer and Exactus One World, LLC, a subsidiary of the Issuer, certain additional services consisting of, among other things:

●
right of participation for further investment and business opportunities in order to rapidly expand the Issuer’s business and operations in hemp-derived CBD;
●
executive, sourcing, vendor, product, production and other expertise and resources;
●
drawings, designs and specifications for extraction, production and manufacturing facilities and resources;
●
brand development and support services.

The MSA also served to finalize certain other compensation arrangements with C2M and the Issuer. The parties agreed to payment in a new class of preferred stock, the Series E Preferred Stock.

On August 1, 2019 the Issuer issued 1,000 shares of Series E 0% Convertible Preferred Stock, par value $0.0001 per share (the “Series E Preferred”) to C2M pursuant to the MSA. Under the terms of the Series E Preferred, C2M may only convert such shares of Series E Preferred into shares of the Issuer’s Common Stock, if the closing price of Common Stock on the principal trading market, shall exceed $2.00 per share for 5 consecutive trading days. Once vested, the shares of Series E Preferred held by C2M are intended to either by converted at $1.60 per share of Common Stock or optionally redeemed out of the proceeds of future financings, at the option of C2M.

Each share of Series E Preferred is convertible into 625 shares of Common Stock and have a stated value of $1,000 per share. The conversion ratio is subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions. We are prohibited from effecting conversions of the Series E Preferred to the extent that, as a result of such conversion, the holder beneficially owns more than 4.99% (which may be increased to 9.99% upon 61 days’ written notice), in the aggregate, of the issued and outstanding shares of our Common Stock calculated immediately after giving effect to the issuance of shares of Common Stock upon the conversion of the Series E Preferred. Holders of the Series E Preferred shall be entitled to vote on all matters submitted to shareholders and shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series E Preferred Stock are convertible, subject to applicable beneficial ownership limitations. The Series E Preferred Stock provides a liquidation preference equal to par value.

On October 23, 2019, the MSA was amended (the “MSA Amendment”), The MSA Amendment extended the termination date of the MSA to December 31, 2024 and expanded the scope of services to be provided by C2M to the Issuer.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 13, 2019	CEED2MED, LLC, a Florida limited liability company By: /s/ Vladislav Yampolsky Name: Vladislav Yampolsky Title: Managing Member
/s/ Vladislav Yampolsky Vladislav Yampolsky